Original Source Music, Inc.

8201 South Santa Fe Drive #229

Littleton, CO 80120

April 22, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Original Source Music, Inc.

Amendment No. 3 to the Registration Statement on Form 10

Filed March 7, 2016

File No. 000-55516

Pursuant to verbal comments from the SEC, we have made the following changes to the Form 10:

Risk factor #15: the disclosure has been revised to indicate that the costs of being a public entity could range up to $32,000.  This number has been revised to match the new loss from the audited statement of operations for the year ended December 31, 2015.

Risk factor # 16: the disclosure has been revised to indicate that we will require an average of $32,000 to continue operations, and that the company has access to related party loans of up to $96,000.  The officers of the company have verbally stated that they are willing to provide the funding required to continue operations for up to three years, so the loan amount has been adjusted accordingly.  In addition, the disclosure has been revised to indicate that we will be able to continue operations for up to three years, rather than a minimum of three years.

Very truly yours,

/s/ Lecia L. Walker

Lecia L. Walker

Chief Executive Officer

Original Source Music, Inc.